UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Exhibit 99.1

On July 31, 2017, Discovery Communications, Inc. (“Discovery” or "the Company") filed a Current Report on Form 8-K (the "Original Form 8-K") announcing that it entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 30, 2017, among Discovery, Scripps Networks Interactive, Inc., an Ohio corporation (“Scripps”), and Skylight Merger Sub, Inc., an Ohio corporation and a wholly owned subsidiary of Discovery (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Scripps (the “Merger”). Scripps will continue as the surviving company in the Merger and will be wholly owned by Discovery. The Merger Agreement was approved by Discovery's Board of Directors (the "Discovery Board").
The unaudited pro forma condensed combined financial statements, which we refer to as the unaudited pro forma financial statements, presented below are derived from the historical consolidated financial statements of Discovery and Scripps. The following unaudited pro forma financial statements and related notes present the historical financial statements of the combined company as if the transaction had been completed as of June 30, 2017 for purposes of the unaudited pro forma consolidated balance sheet and as of January 1, 2016 for the purposes of the unaudited pro forma consolidated statements of operations. The historical consolidated financial information has been adjusted in the unaudited pro forma financial statements to give effect to pro forma events that are (i) directly attributable to the acquisition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.
The unaudited pro forma financial statements should be read in conjunction with (i) the accompanying notes to the unaudited pro forma financial statements; (ii) the historical financial statements of Discovery and the accompanying notes in Discovery’s Quarterly Report on Form 10-Q for the three and six months ended June 30, 2017 and Discovery's Annual Report on Form 10-K for the year ended December 31, 2016 and (iii) the historical financial statements of Scripps and the accompanying notes in Scripps’ Quarterly Report on Form 10-Q for the three and six months ended June 30, 2017 and Scripps' Annual Report on Form 10-K for the year ended December 31, 2016.
The unaudited pro forma financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Merger been completed on or as of the dates indicated. Since the unaudited pro forma financial statements have been prepared based on preliminary estimates, the final amounts recorded at the date of the Merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed. In addition, the unaudited pro forma financial statements do not intend to project the future financial position or operating results of the combined company.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2017
(in millions, except par value)

	Historical		Pro Forma
	Discovery	Scripps (a)	Adjustments	Notes	Combined
ASSETS
Current assets:
Cash and cash equivalents	$206	$131	$247	(b)	$584
Receivables, net	1,758	912	—		2,670
Content rights, net	390	642	(592)	(c)	440
Prepaid expenses and other current assets	416	68	—		484
Total current assets	2,770	1,753	(345)		4,178
Noncurrent content rights, net	2,070	500	592	(c)	3,162
Property and equipment, net	514	316	—		830
Goodwill, net	8,123	1,757	7,654	(d)	17,534
Intangible assets, net	1,481	1,122	5,657	(e)	8,260
Equity method investments, including note receivable	700	746	—		1,446
Other noncurrent assets	491	323	—		814
Total assets	$16,149	$6,517	$13,558		$36,224
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$222	$26	$—		$248
Accrued liabilities	946	276	—		1,222
Deferred revenues	193	120	(36)	(f)	277
Current portion of debt	105	—	—		105
Total current liabilities	1,466	422	(36)		1,852
Noncurrent portion of debt	8,158	2,980	8,817	(g)	19,955
Deferred income taxes	370	—	2,085	(h)	2,455
Other noncurrent liabilities	392	320	—		712
Total liabilities	10,386	3,722	10,866		24,974
Commitments and contingencies
Redeemable noncontrolling interests	237	—	—		237
Equity:
Stockholders’ equity:
Series A-1 convertible preferred stock: $0.01 par value	1	—	—		1
Series C-1 convertible preferred stock: $0.01 par value	1	—	—		1
Series A common stock: $0.01 par value	1	—	—		1
Series B convertible common stock: $0.01 par value	—	—	—		—
Series C common stock: $0.01 par value	4	1	1	(i)	6
Additional paid-in capital	7,177	1,426	2,011	(i), (j)	10,614
Treasury stock, at cost	(6,737)	—	—		(6,737)
Retained earnings	5,696	1,231	(1,358)	(i), (j)	5,569
Accumulated other comprehensive loss	(617)	(144)	144	(i)	(617)
Total equity attributable to controlling interest holders	5,526	2,514	798		8,838
Noncontrolling interests	—	281	1,894	(k)	2,175
Total equity	5,526	2,795	2,692		11,013
Total liabilities and equity	$16,149	$6,517	$13,558		$36,224
See notes to the unaudited pro forma financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2017
(in millions, except per share amounts)

	Historical		Pro Forma
	Discovery	Scripps (a)	Adjustments	Notes	Combined
Revenues:
Distribution	$1,712	$1,260	$—		$2,972
Advertising	1,492	478	—		1,970
Other	154	42	—		196
Total revenues	3,358	1,780	—		5,138
Costs and expenses:
Costs of revenues, excluding depreciation and amortization	1,241	579	—		1,820
Selling, general and administrative	804	419	—		1,223
Depreciation and amortization	160	78	203	(e)	441
Restructuring and other charges	32	—	—		32
Loss on disposition	4	—	—		4
Total costs and expenses	2,241	1,076	203		3,520
Operating income	1,117	704	(203)		1,618
Interest expense	(182)	(48)	(158)	(g)	(388)
Loss on extinguishment of debt	(54)	—	—		(54)
(Loss) income from equity investees, net	(95)	41	—		(54)
Other (expense) income, net	(37)	55	—		18
Income before income taxes	749	752	(361)		1,140
Income tax expense	(148)	(217)	134	(l)	(231)
Net income	601	535	(227)		909
Net (income) loss attributable to noncontrolling interests	—	(101)	11	(e)	(90)
Net income attributable to redeemable noncontrolling interests	(12)	—	—		(12)
Net income available to the Registrant	$589	$434	$(216)		$807

Net income per share available to the Registrant's common stockholders:
Basic	$1.02	$3.34		(m)	$1.09
Diluted	$1.01	$3.32		(m)	$1.09
Weighted average shares outstanding:
Basic	387	130	158	(m)	545
Diluted	583	131	160	(m)	743
See notes to the unaudited pro forma financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016
(in millions, except per share amounts)

	Historical		Pro Forma
	Discovery	Scripps (a)	Adjustments	Notes	Combined
Revenues:
Distribution	$3,213	$2,416	$—		$5,629
Advertising	2,970	894	—		3,864
Other	314	91	—		405
Total revenues	6,497	3,401	—		9,898
Costs and expenses:
Costs of revenues, excluding depreciation and amortization	2,432	1,193	—		3,625
Selling, general and administrative	1,690	807	—		2,497
Depreciation and amortization	322	194	1,052	(e)	1,568
Restructuring and other charges	58	—	—		58
Gain on disposition	(63)	—	—		(63)
Goodwill write-down	—	58	—		58
Total costs and expenses	4,439	2,252	1,052		7,743
Operating income	2,058	1,149	(1,052)		2,155
Interest expense	(353)	(129)	(316)	(g)	(798)
Gain on extinguishment of debt	—	7	—		7
(Loss) income from equity investees, net	(38)	71	—		33
Other income, net	4	180	—		184
Income before income taxes	1,671	1,278	(1,368)		1,581
Income tax expense	(453)	(430)	506	(l)	(377)
Net income	1,218	848	(862)		1,204
Net (income) loss attributable to noncontrolling interests	(1)	(174)	60	(e)	(115)
Net income attributable to redeemable noncontrolling interests	(23)	—	—		(23)
Net income available to the Registrant	$1,194	$674	$(802)		$1,066

Net income per share available to the Registrant's common stockholders:
Basic	$1.97	$5.20		(m)	$1.39
Diluted	$1.96	$5.18		(m)	$1.38
Weighted average shares outstanding:
Basic	401	130	158	(m)	559
Diluted	610	130	160	(m)	770
See notes to the unaudited pro forma financial statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION
Basis of Presentation
The Merger is reflected in the unaudited pro forma financial statements as being accounted for under the acquisition method of accounting. Under the acquisition method, the stock settled portion of the total estimated purchase price as described in Note 2 will be measured using the the market closing price of Discovery Series C common stock at the closing date. This may result in a merger consideration value that is different from that assumed for purposes of preparing these unaudited pro forma financial statements. Discovery will record all assets, liabilities and non-controlling interests assumed at their respective acquisition-date fair values.
As indicated in Note 3 to the unaudited pro forma financial statements, Discovery has made certain adjustments to the historical book values of the assets, liabilities and non-controlling interests of Scripps to reflect preliminary estimates of fair value necessary to prepare the unaudited pro forma financial statements, with the excess of the purchase price over the fair value of the net assets of Scripps recorded as goodwill. In the opinion of Discovery management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made. Discovery will perform a detailed review of Scripps' accounting policies in connection with the completion of the acquisition and, therefore, while all adjustments necessary to conform Scripps' and Discovery's financial statements may not have yet been identified, Discovery has made estimates based on the best available information. As a result, amounts used in these unaudited pro forma financial statements will differ from the ultimate amounts once Discovery has determined the final allocation of the merger consideration, completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations, and identified any additional necessary conforming accounting policy changes for Scripps. Accordingly, the actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein. The unaudited pro forma financial statements are based on available information and certain assumptions that Discovery management believes are reasonable.
The unaudited pro forma financial statements also do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the acquisition, the total expected costs to integrate the operations of Discovery and Scripps, or the total expected costs necessary to achieve such cost savings, operating synergies and revenue enhancements.
Certain reclassifications have been made to the historical presentation of Scripps to conform to the presentation used in the unaudited pro forma financial statements (See Note 3, footnote a). These reclassifications have no impact on the historical operating income, income from continuing operations, income from continuing operations attributable to company, total assets, liabilities or shareholders’ equity reported by Discovery or Scripps. In accordance with the requirements for reporting on combined pro forma financial information, Discovery did not remove certain material, nonrecurring items from Scripps' historical statements of operations for the year ended December 31, 2016. These items include a goodwill write-down, a gain on the sale of investments, a write-down of intangible assets, a write-down of other investments, transaction and integration expenses related to the acquisition of the TVN network of portfolios, and reorganization costs for the period. Upon consummation of the acquisition, further review of Scripps' financial statements may result in additional reclassifications to conform to Discovery's presentation.

NOTE 2. ESTIMATED MERGER CONSIDERATION AND PRELIMINARY PURCHASE PRICE ALLOCATION
The estimated merger consideration for Discovery's acquisition of Scripps for cash and stock totals $11.8 billion, including cash of $8.4 billion and stock of $3.4 billion. Scripps shares will be converted into the right to receive $63.00 per share in cash and a number of shares of Discovery's Series C common stock based on the exchange ratios described in the following sentence. The stock portion of the merger consideration will be subject to a collar based on the volume weighted average price of Discovery’s Series C common stock measured cumulatively over the 15 trading days ending on the third trading day prior to closing (the “Average Discovery Price”). Holders of Scripps Shares will receive, for each Scripps share, 1.2096 shares of Discovery Series C common stock if the Average Discovery Price is less than $22.32, and 0.9408 shares of Discovery Series C common stock if the Average Discovery Price is greater than $28.70. If the Average Discovery Price is greater than or equal to $22.32 but less than or equal to $28.70, holders of Scripps Shares will receive, for each Scripps share, a number of shares of Discovery Series C common stock between 1.2096 and 0.9408 equal to $27.00 in value. If the Average Discovery Price is less than $25.51, Discovery has the option to pay additional cash instead of issuing more shares. Outstanding employee equity awards that vest upon the change of control will be acquired with a similar combination of cash and shares of Discovery Series C common stock or share-based awards pursuant to terms specified in the merger agreement. Discovery will also pay certain transaction costs incurred by Scripps which will be recorded as part of consideration paid for the acquired

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

business. The merger consideration will fluctuate based upon changes in the share price of Discovery's Series C common stock and the number of Scripps common shares, stock options, and other equity-based awards outstanding on the closing date.
The following table summarizes the components of the estimated merger consideration (in millions of dollars and shares, except for per share amounts, share conversion ratio and stock option conversion ratio).

Outstanding Scripps equity
Scripps shares outstanding as of June 30, 2017	130
Cash consideration (per Scripps share)	$63.00
Estimated cash portion of purchase price	$8,177

Scripps shares outstanding as of June 30, 2017	130
Share conversion ratio (per Scripps share)	1.2096
Estimated total Discovery Series C common stock assumed to be issued	157
Discovery Series C common stock price per share*	$21.39
Estimated equity portion of purchase price	$3,358

Outstanding shares under Scripps share-based compensation programs
Estimated shares under Scripps share-based compensation programs as of June 30, 2017	3
Estimated Scripps share-based compensation converting to cash (70%)	2
Average cash consideration (per share less applicable exercise price)	$48.84
Estimated cash portion of purchase price	$118

Estimated Scripps share-based compensation converting to Discovery Series C common stock (30%)	1
Stock option conversion ratio (based on intrinsic value per award)	4
Estimated total Discovery Series C common stock (1) or options (3) assumed to be issued	4
Average equity consideration (intrinsic value of Discovery Series C common stock or options to be issued as consideration)	$11.26
Estimated equity portion of purchase price	$46

Scripps transaction costs to be paid by Discovery	$105

Total estimated consideration to be paid	$11,804

* Reflects per share value of Discovery stock to be received by Scripps based on the DISCK stock price of $21.39 as of August 25, 2017, which falls outside the range of the collar. At this price, the Merger Agreement provides for a conversion ratio of 1.2096 in order to convert one share of Scripps stock into shares of Discovery Series C common stock, plus the cash consideration per share. The final purchase price per share and corresponding total consideration will be determined on the date of closing.
Balances reflect rounding of dollar and share amounts to millions, which may result in differences for recalculated amounts compared with the amounts presented above.

Merger Consideration Sensitivity
The table below illustrates the potential impact to the total estimated outstanding Discovery Series C common stock to be issued assuming that the stock portion of the consideration for outstanding Scripps shares were converted to shares of Discovery Series C common stock at either the low-end or the high-end of the collar range. For the purposes of this calculation, the total number of Scripps outstanding shares has been assumed to be the same as in the table above. The stock prices used to determine the equity portion of the consideration in each scenario is based on Discovery Series C common stock price at the low-end and the high-end of the collar (in millions of dollars and shares, except for conversion ratio).

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

	Discovery Series C Common Stock (DISCK) Shares to Issue and Total Estimated Consideration to be Paid
	Minimum	Maximum
Scripps shares outstanding as of June 30, 2017	130	130
Average Discovery price - Series C common stock	$22.32	$28.70
Conversion ratio	1.2096	0.9408
Discovery Series C common stock to be issued for estimated Scripps shares outstanding	157	122
Total estimated consideration to be paid	$11,953	$11,953
If the average price of Discovery Series C common stock is above the collar maximum or below the collar minimum, the total estimated consideration to be paid will increase or decrease accordingly from the amount shown in the table above.

Preliminary Purchase Price Allocation
The Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with ASC Topic 805, which will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Accordingly, the costs to acquire such interests will be allocated to the underlying net assets based on their respective fair values, including noncontrolling interests. Any excess of the purchase price over the estimated fair value of the net assets acquired will be recorded as goodwill.
The following table summarizes the allocation of the preliminary purchase price as of June 30, 2017 (in millions):

Fair Market Value
Total current assets	$1,161
Goodwill, net	9,411
Intangibles assets, net	6,779
Other noncurrent assets	2,477
Total current liabilities	(386)
Long-term debt	(3,058)
Deferred taxes	(2,085)
Other noncurrent liabilities	(320)
Noncontrolling interests	(2,175)
Total estimated consideration to be paid	$11,804
The allocation of purchase price is preliminary at this time, and will remain preliminary until Discovery finalizes the valuation of the net assets acquired, which is not expected to be substantially complete until after the Merger has closed. The final allocation of the purchase price is dependent on a number of factors, including the final determination of fair value of all tangible and intangible assets acquired and liabilities assumed as of the closing date of the Merger. Such final adjustments, including changes to amortizable tangible and intangible assets, may be material. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.
The unaudited pro forma financial statements do not reflect:

•
All reclassifications or adjustments to conform Scripps financial statement presentation or accounting policies to those adopted by Discovery. Discovery has made estimates based on the best available information.

•
Potential additional fair value adjustments to equity method investments, cost method investments, content and property, plant and equipment. For these balance sheet accounts, management has preliminarily concluded that book value approximates fair value.

•	Potential fair value adjustments for certain tax assets and liabilities. For these balance sheet accounts, management has preliminarily concluded that book value approximates fair value.

•	Impact of pending or future investments by the Company, including Discovery's announced joint venture with TEN: The Enthusiast Network.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 3. RECLASSIFICATIONS AND ADJUSTMENTS
The unaudited pro forma adjustments related to the transaction included in the unaudited pro forma financial statements are as follows:

(a) Reclassifications
Reflects certain reclassifications that have been made to the historical presentation of Scripps consolidated financial statements to conform to the presentation used in the unaudited pro forma financial statements.
The following are details of the adjustments made to the Scripps statement of financial position as of June 30, 2017 (in millions).

Investments - As reported	$724
Add: Note receivable	99
Less: Cost method investments	(77)
Equity method investments, including note receivable - unaudited pro forma financial statements	$746

Deferred income taxes - As reported	$193
Other noncurrent assets - As reported	152
Less: Note receivable	(99)
Add: Cost method investments	77
Other noncurrent assets - unaudited pro forma financial statements	$323

Accrued liabilities - As reported	$134
Employee compensation and benefits - As reported	72
Program rights payable - As reported	70
Accrued liabilities - unaudited pro forma financial statements	$276
The following are details of the adjustments made to the Scripps statements of operations for the six months ended June 30, 2017 and year ended December 31, 2016 (in millions).

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Depreciation - As reported	$29	$71
Amortization - As reported	49	123
Depreciation and amortization - unaudited pro forma financial statements	$78	$194

Gain on extinguishment of debt - unaudited pro forma financial statements	$—	$7

(Loss) gain on derivatives - As reported	$(6)	$18
Gain on sale of investments - As reported	1	192
Miscellaneous, net - As reported	60	(23)
Less: Gain on extinguishment of debt	—	(7)
Other income, net - unaudited pro forma financial statements	$55	$180
Scripps' historical numbers were rounded to conform with Discovery's presentation (in millions).

(b) Cash and cash equivalents
Reflects adjustments to cash and cash equivalents for the impacts of cash proceeds and expenditures directly attributable to the Merger as follows (in millions).

Discovery proceeds from new debt issued	$8,800
Discovery debt issuance costs on new debt issued	(61)
Discovery estimated transaction costs	(50)
Discovery commitment fees on bridge financing and term loans	(42)
Cash portion of consideration paid by Discovery	(8,400)
Total adjustments to cash and cash equivalents	$247

(c) Content rights, net
The Company reflected an adjustment of $592 million to present all produced and coproduced content as noncurrent.

(d) Goodwill, net
To record the preliminary value of goodwill created as a result of the Merger ($9.4 billion) and to eliminate the historical goodwill of Scripps ($1.8 billion). See Note 2 for an explanation of the calculation of goodwill recorded.

(e) Intangible assets, net and depreciation and amortization
Reflects an adjustment as follows: a $5.7 billion net increase to intangible assets to reflect the preliminary allocation of the purchase price to the fair value of Scripps' intangible assets ($6.8 billion fair value, less $1.1 billion historical intangible assets of Scripps). A preliminary estimate of amortization for these intangibles is reflected in the unaudited pro forma consolidated statements of operations using the straight-line amortization method as noted below (in millions, except years).

Asset	Estimated Fair Value	Estimated Weighted Average Useful Life in Years	Six months ended June 30, 2017 Amortization Expense	Year Ended December 31, 2016 Amortization Expense
Trademarks and trade names	$830	10	$41	$83
Advertiser relationships	3,440	10	116	886
Affiliate relationships	2,310	15	77	154
Broadcast licenses	118	6	10	20
Acquired rights and other	81	5	8	16
	$6,779		$252	$1,159
Historical intangible assets and amortization expense	(1,122)		(49)	(107)
Pro forma adjustments	$5,657		$203	$1,052

Amount attributable to noncontrolling interests, net of tax			11	60

Due to limited information available, the detailed valuation studies necessary to arrive at the required estimates of the fair values for these assets and useful lives is not yet complete. Changes to the fair values of these assets and liabilities could have a material impact on the accompanying unaudited pro forma financial statements and will also result in changes to goodwill and deferred tax liabilities. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in amortization expense of approximately $25 million and $115 million for the six months ended June 30, 2017 and year ended December 31, 2016, respectively, based on the estimated useful lives used above. The final estimated useful lives could range from 1 to 12 years for advertiser relationships (including backlog) and trademarks and trade names, and from 12 to 17 years for affiliate relationships.

(f) Deferred revenues
Reflects a fair value adjustment to reduce Scripps historical deferred revenues balance by $36 million, or 30%, as of June 30, 2017. Due to limited information, this reduction to the book value of Scripps historical deferred revenues balance is based on a preliminary assessment performed by Discovery to determine a best estimate of the fair value of the obligation on the acquisition date.

(g) Noncurrent portion of debt and interest expense
Discovery will finance the acquisition by incurring new par value debt of approximately $8.8 billion and expects to incur an estimated $61 million in debt issuance costs at a weighted average interest rate of 3.7%, using a combination of fixed and variable rate notes and loans, based on preliminary estimates of face amounts and maturities of senior notes to be issued, a portion of which may be denominated in currencies other than the US dollar. Interest rates are assumed as of August 29, 2017. There is no assurance that Discovery can borrow at the rate assumed herein. An increase of .125% in the assumed borrowing rate will increase interest expense by $6 million for the six months ended June 30, 2017 and $11 million for the year ended December 31, 2016. Discovery has obtained a senior unsecured bridge facility of up to $9.6 billion, which was reduced to $6.8 billion prior to the date hereof upon execution by Discovery of a $2.0 billion term loan facility and an amendment to Discovery's existing revolving credit facility, in the event Discovery is unable to incur debt under loans and notes in advance of the Merger. The fees in connection with the $6.8 billion bridge facility financing are not included in the calculation of pro forma interest expense but will be considered a transaction cost. If Discovery is not able to raise additional financing and must utilize the $6.8 billion bridge facility to fund the acquisition, the annual interest expense for borrowing under the $6.8 billion bridge facility is expected to be approximately $400 million, or 6%, assuming Discovery's current debt rating. Discovery also increased its revolver capacity to fund future operations, however, this amount was not included in the pro forma adjustments to debt since it is not intended to finance the purchase price of the Merger.
The Scripps long-term debt to be assumed upon completion of the Merger was adjusted to fair value using observed trades or executable quotes as of August 14, 2017 and discounted cash flow methodology when observable prices were not available. This adjustment resulted in an increase in long-term debt of $58 million, and unamortized debt issuance costs and discounts related to Scripps' debt have been removed.
Pro forma debt increases as follows (in millions).

As of June 30, 2017
New debt issued	$8,800
Additional debt issuance costs related to new debt	(61)
Fair value adjustment of assumed Scripps long-term debt	58
Elimination of unamortized Scripps' deferred debt issuance costs and discounts	20
Total debt adjustment	$8,817
Pro forma interest expense increases as follows (in millions).

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Additional interest expense on new debt issued	$(161)	$(323)
Amortization of new debt issuance costs	(4)	(8)
Amortization of net premium as a result of adjusting assumed Scripps long-term debt to fair value	4	9
Elimination of previously recognized amortization related to Scripps' deferred debt issuance costs and discounts	3	6
Total interest expense adjustment	$(158)	$(316)

(h) Deferred income taxes
Represents an adjustment to deferred income taxes, which was calculated using a blended 37% U.S. federal, state and local statutory tax rate, net of federal tax benefit, multiplied by the fair value adjustments made to assets acquired and liabilities assumed, excluding goodwill, as calculated below (in millions):

Fair value adjustment to increase intangible assets	$5,657
Fair value adjustment to increase long-term debt	(58)
Fair value adjustment to decrease deferred revenue	36
$5,635
Blended U.S. federal, state and local statutory tax rate, net of federal tax benefit	37%
Pro forma adjustment to deferred income taxes	$2,085

(i) Equity
Reflects adjustments to eliminate Scripps' historical equity balances and record estimated consideration at fair value (in millions).

Equity consideration recorded as par value of shares	2
Elimination of Scripps historical common stock	(1)
Pro forma adjustment to common stock, at par value	1

Equity consideration recorded as additional paid-in capital	$3,402
Preferred stock modification*	35
Elimination of Scripps historical paid-in capital in excess of par value	(1,426)
Pro forma adjustment to additional paid-in capital	$2,011

Discovery's estimated transaction costs	$(50)
Discovery commitment fees on bridge financing and term loans	(42)
Preferred stock modification*	(35)
Elimination of Scripps historical beginning retained earnings	(1,231)
Pro forma adjustment to retained earnings	$(1,358)

Elimination of Scripps historical accumulated other comprehensive income	$144
Pro forma adjustment to accumulated other comprehensive income	$144
* Refer to Note 3(j) for information regarding the preferred stock modification.

(j) Preferred stock modification
As disclosed in the Form 8-K filed on July 30, 2017, Discovery entered into a Preferred Share Exchange Agreement (the “Exchange Agreement”) with Advance/Newhouse Programming Partnership (“ANPP”), pursuant to which Discovery agreed to issue a number of shares of a newly designated Discovery Series A-1 preferred stock, and a number of shares of a newly designated Discovery Series C-1 preferred stock, (collectively, "the New Preferred Stock") to Advance/Newhouse in exchange for all of ANPP’s shares of Discovery Series A preferred stock and all of ANPP’s shares of Discovery Series C preferred stock (the "Exchange"). The terms of the exchange agreement resulted in ANPP’s aggregate voting and economic rights before the exchange being equal to their aggregate voting and economic rights after the exchange. The terms of the exchange agreement also provide that certain of the shares of Discovery Series C-1 preferred stock received by ANPP in the exchange (including the Discovery Series C common stock into which such shares are convertible) are subject to transfer restrictions on the terms set forth in the exchange agreement. While subject to transfer restrictions, such shares may be pledged in certain bona fide financing transactions, but may not be pledged in connection with hedging or similar transactions.
On August 7, 2017, upon the terms set forth in the exchange agreement, Discovery and ANPP completed the Exchange. Immediately following the Exchange, ANPP’s beneficial ownership of the aggregate number of shares of Discovery’s Series A Common Stock (the “Series A Common Stock”) and Series C Common Stock (the “Series C Common Stock”), into which the

New Preferred Stock received by ANPP in the Exchange are convertible, remained unchanged as follows:

Pre-Exchange				Post-Exchange
Shares held prior to the Amendment		Converts into Common Stock		Shares Issued Subsequent to the Amendment		Converts into Common Stock
Series A Preferred Stock	70,673,242	Common A	70,673,242	Series A-1 Preferred Stock	7,852,582	Common A	70,673,242
		Common C	70,673,242	Series C-1 Preferred Stock	3,649,573	Common C	70,673,242
Series C Preferred Stock	24,874,370	Common C	49,748,740	Series C-1 Preferred Stock	2,569,020	Common C	49,748,740
Prior to the Exchange Agreement the Series A Preferred Stock had a carrying value of $108 million as a class of securities and each share of Series A Preferred Stock was convertible into one share of Series A Common Stock and one share of Series C Common Stock (referred to as the “embedded Series C Common Stock”). Through its ownership of the Series A Preferred Stock, ANPP had the right to elect three directors (the “preferred directors”) and maintains special voting rights on certain matters, including but not limited to blocking rights for material acquisitions, the issuance of debt securities and the issuance of equity securities (collectively, the “preferred rights”). Additionally, ANPP had certain transfer restrictions with respect to its governance rights. Prior to the Exchange Agreement, the Series C preferred stock was considered the economic equivalent of Series C common stock.
Following the Exchange Agreement Series A-1 Preferred Stock and Series C-1 Preferred Stock are convertible into Series A Common Stock and Series C Common Stock, respectively, independently by class of security. The aforementioned preferred rights and transfer restrictions are retained as features of the Series A-1 Preferred Stock in addition to the addition of a right of first offer in favor of Discovery should ANPP desire to sell 80% or more of such shares in a “Permitted Transfer” (as defined in the Discovery charter). Following the Exchange Agreement, Series C-1 Preferred Stock is considered the economic equivalent of Series C common stock and also maintains certain transfer restrictions.
Discovery considers the legal exchange of the Series A Preferred Stock for Series A-1 Preferred Stock and Series C-1 Preferred Stock to be a modification to the conversion option of the Series A Preferred Stock. Previously, conversion required simultaneous conversion into Series A common stock and Series C common stock. The Exchange Agreement allows for the independent conversion of the Series C-1 Preferred Stock without the conversion of Series A-1 Preferred Stock. However, Advance/Newhouse’s aggregate voting, economic and preferred rights before the exchange are equal to their aggregate voting, economic and preferred rights after the exchange. Additionally, the Exchange Agreement results in the exchange of legal form preferred stock for new legal form preferred stock.
Discovery valued the securities immediately prior to and immediately after the exchange and determined that the exchange increased the fair value of ANPP’s preferred stock by $35 million from $3.340 billion to $3.375 billion, or 1.05%, which was not considered significant in the context of the total value of the preferred stock. On the basis of the qualitative and quantitative factors noted above, Discovery does not believe the exchange is considered significant and does not reflect an extinguishment of the previously issued preferred stock for accounting purposes. Accordingly, Discovery has accounted for the exchange of the previously issued preferred stock as a modification, which is measured as the increase in fair value of the preferred stock, or $35 million.
In connection with the Exchange Agreement, ANPP also entered into a voting agreement with Discovery and Scripps (the “ANPP Voting Agreement”). The ANPP Voting Agreement requires that ANPP vote its shares of Discovery Series A Preferred Stock to approve the issuance of shares of Series C Common Stock in connection with the Merger as contemplated by the Merger Agreement. As the $35 million of incremental value was transferred to ANPP in exchange for consent with respect to the Scripps transaction, the Company determined that the incremental amount should be expensed as merger transaction costs. The additional expense of $35 million is considered non-recurring and therefore has not been reflected in the unaudited pro forma condensed combined statements of operations.

(k) Noncontrolling interests
The preliminary fair value of the noncontrolling interests of Scripps, using equally weighted income and market valuation approaches, is $2.2 billion. A pro forma adjustment of $1.9 billion was recorded to reflect the fair value of $2.2 billion and the elimination of the historical carrying value of $281 million.

(l) Income tax expense
Reflects the income tax effect of the pro forma adjustments, which was calculated using a blended 37% U.S. federal, state and local statutory tax rate, net of federal tax benefit. The effective tax rate of the combined company could be significantly different from what is presented in these unaudited pro forma financial statements for a variety of reasons, including post-acquisition activities.

(m) Net income per share
Discovery' net income per share calculation follows the two-class method, which distinguishes between the classes of securities based on the proportionate participation rights of each security type in Discovery's undistributed income. Discovery's Series A, B and C common stock and the Series C-1 convertible preferred stock are treated as one class for purposes of applying the two-class method, because they have substantially equal rights and share equally on an as-converted basis with respect to income available to Discovery. In connection with the acquisition, Scripps will receive stock consideration in the form of Discovery's Series C Common Shares (Note 2). Net income per share adjustments to the unaudited pro forma financial statements reflect adjustments to Discovery's two-class method calculation for net income per share based on the stock consideration to be received by Scripps. Pro forma combined weighted average shares outstanding amounts also reflect the impact of the stock consideration to be received by Scripps in connection with the Merger.
For the six months ended June 30, 2017 and the year ended December 31, 2016, pro forma combined basic net income per share is calculated using the historical Discovery weighted average shares outstanding during each period plus the assumed issuance of 158 million Discovery shares to Scripps stockholders (see Note 2). On January 1, 2016, earnings per share were calculated using undistributed income available to Discovery common stockholders.
The pro forma combined weighted average earnings per basic shares outstanding were calculated as follows (in millions, except per share amounts).

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Pro Forma net income available to Discovery Communications, Inc. Series A, B and C common stockholders for basic net income per share	$596	$778
Weighted average Discovery series A, B and C common shares outstanding - basic	387	401
Discovery series C common shares issued for Scripps acquisition	158	158
Pro forma combined weighted average Discovery series A, B and C common basic shares outstanding - basic	545	559
Pro forma combined basic net income per share available to the Registrant's common stockholders	$1.09	$1.39
Pro forma combined weighted average shares outstanding with dilution were calculated as follows (in millions, except per share amounts).

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Pro Forma net income available to Discovery Communications, Inc. Series A, B and C common stockholders for diluted net income per share	807	1,066
Weighted average Discovery series A, B and C common shares outstanding - diluted	583	610
Discovery series C common shares issued for Scripps acquisition	160	160
Pro Forma combined weighted average Discovery series A, B and C common shares outstanding - diluted	743	770
Pro Forma combined diluted net income per share available to the Registrant's common stockholders	$1.09	$1.38
Stock Consideration for Acquisition - Stock Price Collar Sensitivity Analysis
The stock portion of the merger consideration will be subject to a collar based on the volume weighted average price of Discovery’s Series C common stock, as discussed in Note 2 above. As the stock consideration paid as part of the merger consideration is subject to the Discovery Series C common stock closing price upon close of the transaction, the number of shares received by Scripps could vary significantly, impacting pro forma basic and dilutive weighted average shares outstanding and pro forma basic and diluted net income per share. The assumed stock consideration of 158 million above is based on an exchange ratio of 1.2096, as the closing price of Discovery Series C common stock on August 25, 2017 was below the floor of the collar range noted above. The following sensitivity analysis illustrates the impact to Pro Forma basic and diluted shares outstanding and Pro Forma basic and diluted net income per share if the stock consideration paid as part of the merger was converted at both the minimum and maximum ends of the conversion range (in millions, except per share amounts).

	Six Months Ended June 30, 2017		Year Ended December 31, 2016
	Minimum	Maximum	Minimum	Maximum
Scripps shares outstanding as of June 30, 2017	130	130	130	130
Estimated Scripps shared-based compensation converting to Discovery series C common shares (as of June 30 2017)	1	1	1	1
Estimated total shares and stock-based compensation awards, outstanding and converting to series C common shares (as of June 30, 2017)	131	131	131	131
Average Discovery price - Series C common stock	22.32	28.70	22.32	28.70
Conversion ratio (minimum and maximum ends of collar range)	1.2096	0.9408	1.2096	0.9408
Stock consideration, as converted	158	123	158	123
Dilutive effect of options	2	2	2	2
Stock consideration, as converted, including dilutive effect of options	160	125	160	125

Pro forma combined weighted average Discovery series A, B and C common basic shares outstanding - basic	545	510	559	524
Pro Forma combined weighted average Discovery series A, B and C common shares outstanding - diluted	743	708	770	735
Pro forma combined basic net income per share available to the Registrant's common stockholders	$1.09	$1.15	$1.39	$1.46
Pro Forma combined diluted net income per share available to the Registrant's common stockholders	$1.09	$1.14	$1.38	$1.45